Exhibit 77(d)(A)
U.S. Large Cap Growth Portfolio

      Effective August 25, 2005, the U.S. Large Cap Growth Portfolio (formerly, the
Equity Growth Portfolio) may invest up to 20% of its net assets in foreign securities which may include emerging market securities classified as American Depositary Receipts
(ADRs), Global Depositary Receipts (GDRs), American Depositary Shares (ADSs), Global
Depositary Shares (GDSs) or foreign U.S. dollar-denominated securities that are traded on a U.S. exchange, or local shares of emerging market countries.